

03026742

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, July 10, 2003, Series 2003-5	**333-14625**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 10, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: **David S. Wells**

Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

INTEX MODELS DISCLAIMER

The tables and other statistical analyses (the "Hypothetical Performance Data") that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom Banc of America Securities LLC provided the computer model used to generate them). The Hypothetical Performance Data will be generated by you using a computer model prepared by Banc of America Securities LLC in reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by Banc of America Securities LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data was furnished to you solely by Banc of America Securities LLC and not by the issuer of the securities. It may not be (a) used for any purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the Hypothetical Performance Data will be generated by or on behalf of you, and that neither Banc of America Securities LLC nor anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

Numerous assumptions were used in preparing the computer model you will use to generate the Hypothetical Performance Data. Those assumptions may or may not be reflected in the Hypothetical Performance Data. As such, no assurance can be given as to the Hypothetical Performance Data's accuracy, appropriateness or completeness in any particular context; nor as to whether the Hypothetical Performance Data and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Hypothetical Performance Data should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Hypothetical Performance Data will be based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the Hypothetical Performance Data. Furthermore, unless otherwise provided, the Hypothetical Performance Data assumes no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Hypothetical Performance Data due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Hypothetical Performance Data and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. The principal amount, designation and terms of any security described in the Hypothetical Performance Data are subject to change prior to issuance. You should contact the Banc of America Securities LLC Trading Desk at (704) 388-1579 to confirm the final principal amount, designation and terms of any security described in this communication prior to committing to purchase that security. Neither Banc of America Securities LLC nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including a prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the computer model and Hypothetical Performance Data are preliminary and subject to change prior to issuance.

Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive yield and maturity information regarding those securities, based on the final principal amounts, designations and terms of those securities. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Banc of America Securities LLC Trading Desk at (704) 388-1579.

The computer model referenced herein supersedes all computer models related to the subject securities that have been made available to you previously. In addition, this computer model will be superseded in its entirety by the final prospectus supplement relating to the actual securities preliminarily described by this computer model.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail."



Option One 2003-5

Available Funds Cap

Period	Paydate	5 CPR	10 CPR	50% FRM PPC 100% ARM PPC	75% FRM PPC 100% ARM PPC
1	8/25/2003	6.18	6.18	6.18	6.18
2	9/25/2003	6.58	6.58	6.58	6.58
3	10/25/2003	6.80	6.80	6.80	6.80
4	11/25/2003	6.58	6.58	6.58	6.58
5	12/25/2003	6.80	6.80	6.80	6.80
6	1/25/2004	6.58	6.58	6.58	6.58
7	2/25/2004	6.58	6.58	6.58	6.58
8	3/25/2004	7.04	7.04	7.03	7.03
9	4/25/2004	6.58	6.58	6.58	6.58
10	5/25/2004	6.80	6.80	6.80	6.80
11	6/25/2004	6.48	6.48	6.48	6.48
12	7/25/2004	6.70	6.70	6.70	6.70
13	8/25/2004	6.48	6.48	6.48	6.48
14	9/25/2004	6.48	6.48	6.48	6.48
15	10/25/2004	6.70	6.70	6.70	6.70
16	11/25/2004	6.48	6.48	6.48	6.48
17	12/25/2004	6.70	6.70	6.70	6.70
18	1/25/2005	6.48	6.48	6.48	6.48
19	2/25/2005	6.48	6.48	6.48	6.48
20	3/25/2005	7.18	7.18	7.17	7.17
21	4/25/2005	6.48	6.48	6.48	6.48
22	5/25/2005	6.70	6.70	6.69	6.69
23	6/25/2005	6.48	6.48	6.47	6.48
24	7/25/2005	6.70	6.70	6.69	6.69
25	8/25/2005	6.50	6.50	6.49	6.49
26	9/25/2005	6.53	6.53	6.51	6.52
27	10/25/2005	6.75	6.75	6.73	6.73
28	11/25/2005	6.53	6.53	6.51	6.51
29	12/25/2005	6.75	6.75	6.72	6.73
30	1/25/2006	6.53	6.53	6.50	6.51
31	2/25/2006	6.50	6.50	6.44	6.46
32	3/25/2006	7.27	7.27	7.19	7.21
33	4/25/2006	6.57	6.57	6.49	6.51
34	5/25/2006	6.78	6.78	6.70	6.72
35	6/25/2006	6.57	6.57	6.48	6.50
36	7/25/2006	6.79	6.79	6.69	6.71
37	8/25/2006	6.77	6.77	6.63	6.67
38	9/25/2006	6.84	6.84	6.68	6.72
39	10/25/2006	7.07	7.07	6.89	6.94
40	11/25/2006	6.84	6.84	6.66	6.71
41	12/25/2006	7.07	7.07	6.88	6.92
42	1/25/2007	6.84	6.84	6.65	6.69

Period	Paydate	5 CPR	10 CPR	50% FRM PPC 100% ARM PPC	75% FRM PPC 100% ARM PPC
43	2/25/2007	7.02	7.02	6.77	6.83
44	3/25/2007	7.84	7.84	7.54	7.61
45	4/25/2007	7.08	7.08	6.80	6.86
46	5/25/2007	7.32	7.32	7.01	7.08
47	6/25/2007	7.08	7.08	6.78	6.85
48	7/25/2007	7.32	7.32	6.99	7.07
49	8/25/2007	7.11	7.11	6.73	6.81
50	9/25/2007	7.17	7.17	6.76	6.85
51	10/25/2007	7.41	7.41	6.97	7.07
52	11/25/2007	7.17	7.17	6.73	6.83
53	12/25/2007	7.41	7.41	6.94	7.05
54	1/25/2008	7.17	7.17	6.71	6.81
55	2/25/2008	7.33	7.33	6.80	6.91
56	3/25/2008	7.89	7.89	7.29	7.42
57	4/25/2008	7.38	7.38	6.80	6.93
58	5/25/2008	7.63	7.63	7.02	7.15
59	6/25/2008	7.38	7.38	6.78	6.90
60	7/25/2008	7.63	7.63	6.99	7.12
61	8/25/2008	7.43	7.43	6.77	6.91
62	9/25/2008	7.44	7.44	6.76	6.90
63	10/25/2008	7.68	7.68	6.98	7.12
64	11/25/2008	7.44	7.44	6.74	6.88
65	12/25/2008	7.69	7.69	6.95	7.10
66	1/25/2009	7.44	7.44	6.71	6.86
67	2/25/2009	7.54	7.54	6.75	6.91
68	3/25/2009	8.39	8.39	7.48	7.66
69	4/25/2009	7.58	7.58	6.74	6.91
70	5/25/2009	7.84	7.84	6.95	7.12
71	6/25/2009	7.58	7.58	6.71	6.88
72	7/25/2009	7.84	7.84	6.92	7.10
73	8/25/2009	7.65	7.65	6.71	6.89
74	9/25/2009	7.66	7.66	6.71	6.89
75	10/25/2009	7.92	7.92	6.92	7.10
76	11/25/2009	7.67	7.67	6.68	6.86
77	12/25/2009	7.92	7.92	6.89	7.08
78	1/25/2010	7.67	7.67	6.65	6.84
79	2/25/2010	7.75	7.75	6.68	6.87
80	3/25/2010	8.62	8.62	7.39	7.61
81	4/25/2010	7.79	7.79	6.66	6.86
82	5/25/2010	8.05	8.05	6.87	7.08
83	6/25/2010	7.79	7.79	6.63	6.83
84	7/25/2010	8.05	8.05	6.84	7.05

Run at Fwd LIBOR


Banc of America Securities

Option One 2003-5

Available Funds Cap

Period	Paydate	5 CPR	50% FRM PPC 100% ARM PPC
1	8/25/2003	9.53	9.53
2	9/25/2003	9.54	9.54
3	10/25/2003	9.54	9.53
4	11/25/2003	9.53	9.53
5	12/25/2003	9.53	9.53
6	1/25/2004	9.51	9.52
7	2/25/2004	9.49	9.51
8	3/25/2004	9.48	9.51
9	4/25/2004	9.45	9.49
10	5/25/2004	9.43	9.49
11	6/25/2004	9.38	9.46
12	7/25/2004	9.36	9.46
13	8/25/2004	9.30	9.44
14	9/25/2004	9.26	9.42
15	10/25/2004	9.24	9.43
16	11/25/2004	9.16	9.39
17	12/25/2004	9.15	9.40
18	1/25/2005	9.06	9.36
19	2/25/2005	9.01	9.35
20	3/25/2005	9.10	9.39
21	4/25/2005	8.90	9.32
22	5/25/2005	8.90	9.32
23	6/25/2005	8.79	9.28
24	7/25/2005	8.79	9.29
25	8/25/2005	9.08	9.28
26	9/25/2005	9.18	9.26
27	10/25/2005	9.25	9.26
28	11/25/2005	9.14	9.23
29	12/25/2005	9.22	9.23
30	1/25/2006	9.10	9.18
31	2/25/2006	9.17	9.14
32	3/25/2006	9.61	9.22
33	4/25/2006	9.21	9.10
34	5/25/2006	9.33	9.11
35	6/25/2006	9.19	9.05
36	7/25/2006	9.32	9.07
37	8/25/2006	9.48	9.03
38	9/25/2006	9.57	9.01
39	10/25/2006	9.74	9.02
40	11/25/2006	9.58	8.96
41	12/25/2006	9.75	8.98
42	1/25/2007	9.58	8.92

Period	Paydate	5 CPR	50% FRM PPC 100% ARM PPC
43	2/25/2007	9.88	8.90
44	3/25/2007	11.06	9.86
45	4/25/2007	9.99	8.87
46	5/25/2007	10.33	9.12
47	6/25/2007	10.00	8.79
48	7/25/2007	10.33	9.05
49	8/25/2007	9.90	8.60
50	9/25/2007	9.91	8.57
51	10/25/2007	10.24	8.82
52	11/25/2007	9.91	8.50
53	12/25/2007	10.25	8.74
54	1/25/2008	9.92	8.42
55	2/25/2008	9.96	8.41
56	3/25/2008	10.66	8.96
57	4/25/2008	9.98	8.34
58	5/25/2008	10.31	8.58
59	6/25/2008	9.98	8.27
60	7/25/2008	10.31	8.51
61	8/25/2008	9.98	8.20
62	9/25/2008	9.98	8.16
63	10/25/2008	10.32	8.39
64	11/25/2008	9.98	8.09
65	12/25/2008	10.32	8.32
66	1/25/2009	9.99	8.02
67	2/25/2009	9.99	7.98
68	3/25/2009	11.06	8.80
69	4/25/2009	9.99	7.91
70	5/25/2009	10.33	8.14
71	6/25/2009	9.99	7.84
72	7/25/2009	10.33	8.07
73	8/25/2009	10.00	7.78
74	9/25/2009	10.00	7.75
75	10/25/2009	10.33	7.97
76	11/25/2009	10.00	7.68
77	12/25/2009	10.33	7.90
78	1/25/2010	10.00	7.62
79	2/25/2010	10.00	7.59
80	3/25/2010	11.08	8.37
81	4/25/2010	10.01	7.53
82	5/25/2010	10.34	7.75
83	6/25/2010	10.01	7.47
84	7/25/2010	10.35	7.69

Assumes that 1-month and 6-month LIBOR instantaneously increase to 20.00% and payments are received from the Yield Maintenance Agreement

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-5
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 58.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Loss Coverage

Static LIBOR

	45% Severity					55% Severity				
Class	CDR Break	Yield	WAL	Cum Default	Cum Loss	CDR Break	Yield	WAL	Cum Default	Cum Loss
M1	16.3%	1.9%	7.89	40.3%	18.1%	12.9%	1.9%	8.42	33.9%	18.7%
M2	11.7%	3.1%	9.15	31.5%	14.2%	9.4%	3.1%	9.60	26.4%	14.5%

Fwd LIBOR

	45% Severity					55% Severity				
Class	CDR Break	Yield	WAL	Cum Default	Cum Loss	CDR Break	Yield	WAL	Cum Default	Cum Loss
M1	13.6%	4.3%	8.24	35.3%	15.9%	10.8%	4.3%	8.77	29.6%	16.3%
M2	9.1%	5.5%	9.63	25.8%	11.6%	7.3%	5.5%	10.04	21.4%	11.8%

Fwd LIBOR + 150

	45% Severity					55% Severity				
Class	CDR Break	Yield	WAL	Cum Default	Cum Loss	CDR Break	Yield	WAL	Cum Default	Cum Loss
M1	11.8%	5.8%	8.61	31.7%	14.3%	9.3%	5.8%	9.07	26.3%	14.4%
M2	7.6%	6.7%	10.05	22.2%	10.0%	6.1%	6.7%	10.41	18.4%	10.1%

12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities

Excess Spread

Period	Paydate	Fwd LIBOR XS Spread	Fwd LIBOR + 150 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	8/25/2003	331	168	1.12	1.12
2	9/25/2003	513	359	1.11	1.12
3	10/25/2003	518	370	1.11	1.13
4	11/25/2003	513	359	1.11	1.15
5	12/25/2003	517	369	1.12	1.18
6	1/25/2004	511	356	1.12	1.21
7	2/25/2004	508	355	1.15	1.25
8	3/25/2004	518	375	1.16	1.31
9	4/25/2004	501	348	1.21	1.38
10	5/25/2004	499	351	1.29	1.45
11	6/25/2004	480	327	1.32	1.51
12	7/25/2004	479	331	1.38	1.57
13	8/25/2004	460	307	1.51	1.63
14	9/25/2004	454	301	1.55	1.68
15	10/25/2004	455	308	1.60	1.73
16	11/25/2004	443	290	1.65	1.78
17	12/25/2004	445	297	1.70	1.82
18	1/25/2005	432	279	1.75	1.87
19	2/25/2005	426	273	1.80	1.92
20	3/25/2005	445	307	1.84	2.02
21	4/25/2005	415	262	1.89	2.14
22	5/25/2005	417	270	1.94	2.26
23	6/25/2005	403	251	1.98	2.37
24	7/25/2005	406	259	2.03	2.50
25	8/25/2005	356	270	2.44	2.64
26	9/25/2005	350	287	2.51	2.71
27	10/25/2005	352	293	2.59	2.78
28	11/25/2005	332	268	2.66	2.86
29	12/25/2005	334	275	2.73	2.92
30	1/25/2006	314	249	2.80	3.00
31	2/25/2006	301	236	2.88	3.07
32	3/25/2006	335	284	2.94	3.13
33	4/25/2006	290	224	3.01	3.19
34	5/25/2006	293	232	3.08	3.25
35	6/25/2006	272	205	3.15	3.31
36	7/25/2006	276	214	3.22	3.37
37	8/25/2006	278	216	3.24	3.43
38	9/25/2006	280	218	3.31	3.49
39	10/25/2006	292	234	3.37	3.55
40	11/25/2006	275	212	3.43	3.61
41	12/25/2006	283	224	3.50	3.68
42	1/25/2007	263	199	3.56	3.74
43	2/25/2007	273	208	3.62	3.80
44	3/25/2007	315	264	3.68	3.86
45	4/25/2007	265	198	3.74	3.92
46	5/25/2007	273	211	3.80	3.98
47	6/25/2007	251	183	3.86	4.04
48	7/25/2007	260	196	3.92	4.10
49	8/25/2007	238	169	3.98	4.16
50	9/25/2007	237	167	4.04	4.22
51	10/25/2007	247	182	4.10	4.27
52	11/25/2007	226	155	4.15	4.33
53	12/25/2007	236	169	4.21	4.38
54	1/25/2008	215	143	4.26	4.44
55	2/25/2008	222	149	4.32	4.49
56	3/25/2008	254	190	4.37	4.50
57	4/25/2008	216	142	4.42	4.51
58	5/25/2008	227	158	4.48	4.52
59	6/25/2008	205	131	4.53	4.53
60	7/25/2008	217	147	4.58	4.53
61	8/25/2008	223	148	4.39	4.53
62	9/25/2008	220	144	4.43	4.58
63	10/25/2008	232	161	4.47	4.62
64	11/25/2008	212	135	4.51	4.66
65	12/25/2008	225	152	4.56	4.71
66	1/25/2009	204	127	4.60	4.74
67	2/25/2009	208	130	4.64	4.78

Run at 125% of Pricing Speed

Transaction

Issuer Option One Mortgage Acceptance Corporation
Series 2003-5

Collateral $750 Million of Home Equity Mortgage Loans
Originator Option One Mortgage Corporation

Servicer Option One Mortgage Corporation
Rating SQ1/Strong/RPS1 (Moody's/S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 58.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) During such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Class M-2 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	14.6%	20.9%	52.3%	12.34	11.0%	17.7%	44.2%	13.92	7.8%	14.1%	35.2%	15.93
100	16.5%	16.3%	40.6%	7.96	14.2%	14.6%	36.5%	8.32	10.2%	11.3%	28.3%	9.23
150	18.2%	13.9%	34.8%	5.72	16.6%	12.9%	32.3%	5.83	12.3%	10.1%	25.2%	6.31
200	19.8%	12.5%	31.2%	4.35	18.7%	11.9%	29.7%	4.38	14.2%	9.4%	23.4%	4.66

Run using Default Curve

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	602%	18.1%	45.2%	16.89	492%	14.8%	36.9%	18.96	419%	12.6%	31.4%	20.00
100	411%	12.0%	30.0%	7.48	333%	10.0%	25.0%	8.60	299%	9.0%	22.4%	9.32
150	429%	9.8%	24.4%	4.32	360%	8.7%	21.9%	4.57	302%	7.8%	19.5%	4.85
200	543%	8.7%	21.7%	3.25	486%	8.1%	20.3%	3.35	390%	7.1%	17.6%	3.54

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means 115 FRM PPC for Fixed Rate Loans, 100 ARM PPC for ARM Loans


Banc of America Securities

Transaction

Issuer Option One Mortgage Acceptance Corporation
Series 2003-5

Collateral $750 Million of Home Equity Mortgage Loans
Originator Option One Mortgage Corporation

Servicer Option One Mortgage Corporation
Rating SQ1/Strong/RPS1 (Moody's/S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 56.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) During such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Class M-4 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	12.5%	19.1%	47.7%	16.98	8.1%	14.4%	36.0%	19.99	6.2%	11.9%	29.7%	21.56
100	13.7%	14.2%	35.5%	10.90	11.6%	12.5%	31.3%	11.57	8.0%	9.3%	23.2%	12.83
150	14.9%	11.8%	29.6%	7.82	13.4%	10.8%	27.1%	7.99	9.3%	7.9%	19.8%	8.62
200	15.9%	10.3%	25.8%	5.85	14.9%	9.8%	24.4%	5.94	10.5%	7.1%	17.8%	6.30

Run using Default Curve

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	543%	16.3%	40.7%	23.12	420%	12.6%	31.5%	24.51	351%	10.5%	26.3%	25.13
100	313%	9.4%	23.5%	13.16	246%	7.4%	18.5%	13.92	218%	6.5%	16.4%	14.34
150	254%	6.8%	17.0%	6.63	210%	5.8%	14.5%	7.54	188%	5.3%	13.3%	7.97
200	293%	5.8%	14.6%	4.30	254%	5.3%	13.2%	4.46	217%	4.7%	11.8%	4.64

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means 115 FRM PPC for Fixed Rate Loans, 100 ARM PPC for ARM Loans

Transaction

Issuer Option One Mortgage Acceptance Corporation
Series 2003-5

Collateral $750 Million of Home Equity Mortgage Loans
Originator Option One Mortgage Corporation

Servicer Option One Mortgage Corporation
Rating SQ1/Strong/RPS1 (Moody's/S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 58.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) During such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Class M-5 Loss Coverage

Run at Constant CDR

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL	CDR	Cum Loss	Cum Default	WAL
50	11.5%	18.1%	45.3%	18.08	6.8%	12.7%	31.7%	21.63	5.2%	10.4%	25.9%	22.92
100	12.6%	13.3%	33.3%	11.68	9.8%	10.9%	27.4%	12.60	7.1%	8.4%	21.0%	13.74
150	13.5%	10.9%	27.3%	8.37	12.1%	9.9%	24.9%	8.52	8.1%	7.0%	17.5%	9.25
200	14.3%	9.4%	23.5%	6.27	13.3%	8.8%	22.1%	6.33	9.0%	6.2%	15.5%	6.73

Run using Default Curve

	Static LIBOR				Fwd LIBOR				Fwd LIBOR + 200			
PPC	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL	% of Default Curve	Cum Loss	Cum Default	WAL
50	515%	15.5%	38.6%	24.20	387%	11.6%	29.0%	25.41	320%	9.6%	24.0%	25.98
100	270%	8.1%	20.3%	14.53	205%	6.2%	15.4%	15.12	177%	5.3%	13.3%	15.39
150	192%	5.4%	13.5%	8.32	155%	4.5%	11.2%	8.97	139%	4.1%	10.2%	9.24
200	194%	4.4%	10.9%	4.89	164%	3.9%	9.6%	5.13	147%	3.5%	8.8%	5.29

40% loss severity
0 month lag in recoveries
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means 115 FRM PPC for Fixed Rate Loans, 100 ARM PPC for ARM Loans

All Information is Preliminary and Subject to Change

Banc of America Securities 

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-5
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 58.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Loss Coverage

	5% CPR		10% CPR		50% FRM PPC 100% ARM PPC		75% FRM PPC 100% ARM PPC	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
M1	10.6%	25.1%	12.0%	20.8%	13.5%	16.5%	14.6%	16.2%
M2	7.5%	21.2%	8.3%	16.9%	8.8%	12.2%	9.6%	11.9%
M3	6.9%	20.2%	7.4%	15.7%	7.6%	11.0%	8.5%	10.8%
M4	6.1%	18.8%	6.4%	14.2%	6.2%	9.4%	7.0%	9.3%
M5	5.7%	18.1%	5.7%	13.1%	5.0%	7.9%	5.7%	7.8%
M6	5.2%	17.1%	5.0%	11.9%	3.6%	6.0%	4.3%	6.1%

Fwd LIBOR
40% loss severity
12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss


Banc of America Securities

Option One 2003-5

Available Funds Cap

Period	Paydate	AFC*	AFC**
1	8/25/2003	6.18	6.18
2	9/25/2003	6.58	6.58
3	10/25/2003	6.80	6.80
4	11/25/2003	6.58	6.58
5	12/25/2003	6.80	6.80
6	1/25/2004	6.58	6.58
7	2/25/2004	6.58	6.58
8	3/25/2004	7.03	7.03
9	4/25/2004	6.58	6.58
10	5/25/2004	6.80	6.80
11	6/25/2004	6.48	6.48
12	7/25/2004	6.70	6.70
13	8/25/2004	6.48	6.48
14	9/25/2004	6.48	6.48
15	10/25/2004	6.70	6.70
16	11/25/2004	6.48	6.48
17	12/25/2004	6.70	6.70
18	1/25/2005	6.48	6.48
19	2/25/2005	6.48	6.48
20	3/25/2005	7.17	7.17
21	4/25/2005	6.48	6.48
22	5/25/2005	6.69	6.69
23	6/25/2005	6.47	6.47
24	7/25/2005	6.69	6.69
25	8/25/2005	6.47	7.63
26	9/25/2005	6.47	8.01
27	10/25/2005	6.68	8.26
28	11/25/2005	6.46	7.97
29	12/25/2005	6.68	8.21
30	1/25/2006	6.46	7.92
31	2/25/2006	6.22	8.01
32	3/25/2006	6.88	8.97
33	4/25/2006	6.21	8.07
34	5/25/2006	6.42	8.31
35	6/25/2006	6.21	8.01
36	7/25/2006	6.42	8.24
37	8/25/2006	6.21	8.36
38	9/25/2006	6.21	8.47
39	10/25/2006	6.41	8.71
40	11/25/2006	6.20	8.38
41	12/25/2006	6.41	8.62
42	1/25/2007	6.20	8.30

Period	Paydate	AFC*	AFC**
43	2/25/2007	6.20	8.58
44	3/25/2007	6.86	9.57
45	4/25/2007	6.19	8.60
46	5/25/2007	6.40	8.83
47	6/25/2007	6.19	8.50
48	7/25/2007	6.39	8.74
49	8/25/2007	6.04	8.29
50	9/25/2007	6.04	8.25
51	10/25/2007	6.24	8.48
52	11/25/2007	6.04	8.16
53	12/25/2007	6.24	8.38
54	1/25/2008	6.03	8.07
55	2/25/2008	6.03	8.04
56	3/25/2008	6.45	8.56
57	4/25/2008	6.03	7.96
58	5/25/2008	6.23	8.18
59	6/25/2008	6.02	7.87
60	7/25/2008	6.22	8.09
61	8/25/2008	6.02	7.79
62	9/25/2008	6.02	7.75
63	10/25/2008	6.22	7.96
64	11/25/2008	6.02	7.66
65	12/25/2008	6.22	7.88
66	1/25/2009	6.01	7.58
67	2/25/2009	6.01	7.54
68	3/25/2009	6.66	8.31
69	4/25/2009	6.01	7.47
70	5/25/2009	6.21	7.68
71	6/25/2009	6.01	7.39
72	7/25/2009	6.21	7.60
73	8/25/2009	6.01	7.32
74	9/25/2009	6.00	7.29
75	10/25/2009	6.20	7.50
76	11/25/2009	6.00	7.22
77	12/25/2009	6.20	7.43
78	1/25/2010	6.00	7.16
79	2/25/2010	6.00	7.12
80	3/25/2010	6.64	7.85
81	4/25/2010	6.00	7.06
82	5/25/2010	6.19	7.27
83	6/25/2010	5.99	7.00
84	7/25/2010	6.19	7.21

Run at 75 FRM PPC for FRM loans, 125 ARM PPC for ARM loans

*Assumes that 6-month LIBOR remains constant at 1.1194

**Assumes that 6-month LIBOR instantaneously increases to 20%

All Information is Preliminary and Subject to Change

Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-5
Collateral	$750 Million of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 58.8% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	637,500,000	85.00%	15.00%	30.00%
M1	Aa2	AA+	AA	Float	39,375,000	5.25%	9.75%	19.50%
M2	A2	AA	A+	Float	31,875,000	4.25%	5.50%	11.00%
M3	A3	AA-	A	Float	7,500,000	1.00%	4.50%	9.00%
M4	Baa1	A	A-	Float	9,375,000	1.25%	3.25%	6.50%
M5	Baa2	BBB+	BBB+	Float	7,500,000	1.00%	2.25%	4.50%
M6	Baa3	BBB-	BBB	Float	8,250,000	1.10%	1.15%	2.30%
OC	UR	UR	UR	Resid	8,625,000	1.15%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than 54% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 - July 2007	2.25%
August 2007 - July 2008	3.25%
August 2008 - July 2009	4.00%
August 2009 - July 2010	4.25%
August 2010 and afterwards	5.00%

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	**CDR Break**	**Cum Loss**	**CDR Break**	**Cum Loss**
M1	18.7%	17.7%	15.8%	15.8%
M2	13.3%	13.9%	10.4%	11.5%
M3	12.1%	12.9%	9.3%	10.5%
M4	10.5%	11.6%	7.8%	9.1%
M5	9.3%	10.5%	6.4%	7.7%
M6	7.8%	9.1%	5.0%	6.2%

40% loss severity
12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities 

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	8/25/2003	331	331	1.12	1.12
2	9/25/2003	512	513	1.11	1.12
3	10/25/2003	517	518	1.11	1.13
4	11/25/2003	512	513	1.11	1.15
5	12/25/2003	517	517	1.12	1.18
6	1/25/2004	512	511	1.12	1.21
7	2/25/2004	511	508	1.15	1.25
8	3/25/2004	522	518	1.16	1.31
9	4/25/2004	511	502	1.21	1.38
10	5/25/2004	516	499	1.29	1.45
11	6/25/2004	500	480	1.32	1.51
12	7/25/2004	505	480	1.38	1.57
13	8/25/2004	500	460	1.51	1.63
14	9/25/2004	499	455	1.55	1.68
15	10/25/2004	504	456	1.60	1.73
16	11/25/2004	498	444	1.65	1.78
17	12/25/2004	503	446	1.70	1.82
18	1/25/2005	497	433	1.75	1.87
19	2/25/2005	496	428	1.80	1.92
20	3/25/2005	513	446	1.84	2.02
21	4/25/2005	495	417	1.89	2.14
22	5/25/2005	500	420	1.94	2.26
23	6/25/2005	493	406	1.98	2.37
24	7/25/2005	498	409	2.03	2.50
25	8/25/2005	492	359	2.44	2.64
26	9/25/2005	491	354	2.51	2.71
27	10/25/2005	495	356	2.59	2.78
28	11/25/2005	488	337	2.66	2.86
29	12/25/2005	493	340	2.73	2.92
30	1/25/2006	486	320	2.80	3.00
31	2/25/2006	460	308	2.88	3.07
32	3/25/2006	477	342	2.94	3.13
33	4/25/2006	458	298	3.01	3.19
34	5/25/2006	462	302	3.08	3.25
35	6/25/2006	455	282	3.15	3.31
36	7/25/2006	460	286	3.22	3.37
37	8/25/2006	452	290	3.24	3.43
38	9/25/2006	456	293	3.31	3.49
39	10/25/2006	463	300	3.37	3.55
40	11/25/2006	457	281	3.43	3.61
41	12/25/2006	463	287	3.50	3.68
42	1/25/2007	457	267	3.56	3.74

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
43	2/25/2007	457	277	3.62	3.80
44	3/25/2007	475	319	3.68	3.86
45	4/25/2007	457	270	3.74	3.92
46	5/25/2007	463	278	3.80	3.98
47	6/25/2007	457	256	3.86	4.04
48	7/25/2007	463	265	3.92	4.10
49	8/25/2007	442	244	3.98	4.16
50	9/25/2007	442	243	4.04	4.22
51	10/25/2007	448	252	4.10	4.27
52	11/25/2007	442	230	4.15	4.33
53	12/25/2007	447	240	4.21	4.38
54	1/25/2008	441	218	4.26	4.44
55	2/25/2008	441	225	4.32	4.49
56	3/25/2008	453	257	4.37	4.50
57	4/25/2008	441	218	4.42	4.51
58	5/25/2008	447	229	4.48	4.52
59	6/25/2008	441	206	4.53	4.53
60	7/25/2008	447	218	4.58	4.53
61	8/25/2008	441	224	4.39	4.53
62	9/25/2008	442	220	4.43	4.58
63	10/25/2008	448	232	4.47	4.62
64	11/25/2008	442	211	4.51	4.66
65	12/25/2008	449	224	4.56	4.71
66	1/25/2009	443	203	4.60	4.74
67	2/25/2009	443	207	4.64	4.78
68	3/25/2009	461	258	4.68	4.80
69	4/25/2009	444	202	4.72	4.82
70	5/25/2009	450	215	4.76	4.84
71	6/25/2009	445	194	4.80	4.86
72	7/25/2009	451	208	4.83	4.87
73	8/25/2009	446	203	4.75	4.89
74	9/25/2009	446	201	4.79	4.93
75	10/25/2009	452	215	4.82	4.96
76	11/25/2009	447	194	4.86	4.99
77	12/25/2009	453	209	4.89	5.02
78	1/25/2010	448	188	4.93	5.06
79	2/25/2010	449	191	4.96	5.09
80	3/25/2010	466	245	4.99	5.12
81	4/25/2010	450	188	5.02	5.14
82	5/25/2010	456	203	5.05	5.17
83	6/25/2010	451	183	5.08	5.19
84	7/25/2010	457	198	5.11	5.22

Run at 115 FRM PPC for FRM loans, 100 ARM PPC for ARM loans


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities | RBS Greenwich Capital

RMBS New Issue Term Sheet

$741,375,000 Certificates (approximate)

Option One Asset Backed Certificates, Series 2003-5

Offered Classes: A-1, A-2, A-3, M-1, M-2, M-3, M-4, M-5 & M-6

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 7, 2003



Option One Mortgage Loan Trust 2003-5 Asset Backed Certificates, Series 2003-5

Certificates

Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Distribution Date *Call/Mat****	*Expected* Ratings		
							Fitch	Moody's	S&P
A-1 **	345,390,000	Floating	Sen	2.90 / 3.12	1-84 / 1-190	Jul-10 / May-19	AAA	Aaa	AAA
A-2	276,160,000	Floating	Sen	2.89 / 3.11	1-84 / 1-189	Jul-10 / Apr-19	AAA	Aaa	AAA
A-3	15,950,000	Floating	Sen Mezz	2.90 / 3.12	1-84 / 1-190	Jul-10 / May-19	AAA	Aaa	AAA
M-1	39,375,000	Floating	Mezz	4.87 / 5.33	38-84 / 38-147	Jul-10 / Oct-15	AA	Aa2	AA+
M-2	31,875,000	Floating	Mezz	4.86 / 5.25	37-84 / 37-131	Jul-10 / Jun-14	A+	A2	AA
M-3	7,500,000	Floating	Mezz	4.86 / 5.15	37-84 / 37-111	Jul-10 / Oct-12	A	A3	AA-
M-4	9,375,000	Floating	Mezz	4.86 / 5.06	37-84 / 37-104	Jul-10 / Mar-12	A-	Baa1	A
M-5	7,500,000	Floating	Mezz	4.85 / 4.91	37-84 / 37-93	Jul-10 / Apr-11	BBB+	Baa2	BBB+
M-6	8,250,000	Floating	Mezz	4.57 / 4.57	37-81 / 37-81	Apr-10 / Apr-10	BBB	Baa3	BBB-

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** The Class A-1 Certificates will be offered pursuant to the prospectus, however, will be excluded from this term sheet.
*** The Expected Last Distribution Date is calculated based on the Pricing Speed.

Structure:

(1) The Class A-1 and Class A-3 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Offered Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed:

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.



Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	07/09/2003	Cut-off Date	07/01/2003
Expected Settlement	07/23/2003	Next Payment	08/01/2003
First Distribution	08/25/2003	Statistical Calculation Date	06/01/2003
Expected Stepdown	08/25/2006		

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	Stated Maturity Date **
A-1	07/23/2003	0	Act/360	0	Jul-10 / May-19	[07/01/2033]
A-2	07/23/2003	0	Act/360	0	Jul-10 / Apr-19	[07/01/2033]
A-3	07/23/2003	0	Act/360	0	Jul-10 / May-19	[07/01/2033]
M-1	07/23/2003	0	Act/360	0	Jul-10 / Oct-15	[07/01/2033]
M-2	07/23/2003	0	Act/360	0	Jul-10 / Jun-14	[07/01/2033]
M-3	07/23/2003	0	Act/360	0	Jul-10 / Oct-12	[07/01/2033]
M-4	07/23/2003	0	Act/360	0	Jul-10 / Mar-12	[07/01/2033]
M-5	07/23/2003	0	Act/360	0	Jul-10 / Apr-11	[07/01/2033]
M-6	07/23/2003	0	Act/360	0	Apr-10 / Apr-10	[07/01/2033]

* The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.
** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann		chris.c.hentemann@bankofamerica.com
Rob Karr		robert.h.karr@bankofamerica.com
Pat Beranek		patrick.beranek@bankofamerica.com
Jeff Willoughby		jeff.t.willoughby@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Daniel Goodwin	(704) 388-1153	daniel.b.goodwin@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Rating Agencies		
Joseph Grohotolski – Moody's	(212) 553-4619	joseph.grohotolski@moodys.com
Scott Seewald – Fitch	(212) 908-0838	scott.seewald@fitchratings.com
Bridget Steers – S&P	(212) 438-2610	bridget_steers@sandp.com


OPTION
ONE

SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2003-5 Asset Backed Certificates, Series 2003-5
Offered Certificates:	The Class A-1 Certificates, the Class A-2 Certificates and the Class A-3 Certificates (together, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and the Class M-6 Certificates (collectively the "Mezzanine Certificates").
Offering Type:	All the Offered Certificates will be offered publicly pursuant to a Prospectus.
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, N.A.
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital
Co-Managers:	Banc One Capital Markets, Inc., UBS Warburg LLC, Wachovia Securities, and H&R Block Financial Advisors Inc.
PMI Insurer:	Mortgage Guaranty Insurance Corporation ("MGIC")
Closing Date:	On or about July [23], 2003
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments in a REMIC for federal income tax purposes.
ERISA Eligibility:	Each class of Offered Certificates is expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are *not* expected to constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Offered Certificates, Actual/360.
Payment Delay:	With respect to the Offered Certificates, 0 days.
Stepped Servicing Fees:	Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date, approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 through 48 from the month of the Closing Date, and approximately 0.80% per annum on the aggregate principal balance of the Mortgage Loans for months 49 and thereafter from the month of the Closing Date.
Trustee Fees:	Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.
Statistical Calculation Date:	June 1, 2003



SUMMARY OF TERMS (Cont'd)

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $299,929,976.96, of which: (i) approximately $170,003,000.68 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $129,926,976.28 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to equal approximately $562,500,000 after the deposit of additional Mortgage Loans on or before the Closing Date (the "Mortgage Loans as of the Cut-off Date"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Statistical Calculation Date.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which no more than $[103,792,500] will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase subsequent conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group I and together with the Group I Initial Mortgage Loans, the "Group I Mortgage Loans". On or prior to July 31, 2003 (the "Group I Pre-Funding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the Class A-1 and Class A-3 Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which no more than $[81,551,250] will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase subsequent conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group II and together with the Group II Initial Mortgage Loans, the "Group II Mortgage Loans". On or prior to July 31, 2003 (the "Group II Pre-Funding Period"), the amounts on deposit in the Group II Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the Class A-2 Certificates). See "Description of the Collateral".

Optional Termination Date: The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of (i) the Mortgage Loans as of the Cut-off Date, (ii) the original Group I Pre-Funded Amount and (iii) the Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.


OPTION
ONE

Monthly Master Servicer Advances:	The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.



CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination, and the PMI Policy.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by Excess Cashflow, subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, approximately 8.60% in subordinate certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, approximately 4.35% in subordinate certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, approximately 3.35% in subordinate certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, approximately 2.10% in subordinate certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, approximately 1.10% in subordinate certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, and the Overcollateralization Amount.

PMI Policy:

As of the Statistical Calculation Date, approximately 63.47% of the Initial Mortgage Loans with LTV's above 60% will be covered by a mortgage insurance policy (the "PMI Policy") issued by MGIC. For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that MGIC will provide such coverage on a similar percentage of subsequent Mortgage Loans.

***Expected* Overcollateralization Target Amount:**

Prior to the Stepdown Date, the Overcollateralization Target Amount will be approximately 1.15% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. The Overcollateralization Target Amount on or after the Stepdown Date will be the lesser of approximately (a) 1.15% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date and (b) 2.30% of the aggregate Principal Balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date; provided however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount for the previous Distribution Date.



CREDIT ENHANCEMENT (Cont'd)

Expected Credit Support Percentage:

Class	Initial Credit Support	After Stepdown Support
A	15.00%	30.00%
M-1	9.75%	19.50%
M-2	5.50%	11.00%
M-3	4.50%	9.0s0%
M-4	3.25%	6.50%
M-5	2.25%	4.50%
M-6	1.15%	2.30%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Basic Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.



CREDIT ENHANCEMENT (Cont'd)

Available Funds:

Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Determination Date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and any PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the Interest Coverage Accounts and, at the end of the Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow:

For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2006 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 30.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.

Trigger Event:

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than [54]% of the Credit Enhancement Percentage or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2006 – July 2007	[2.25]%
August 2007 – July 2008	[3.25]%
August 2008 – July 2009	[4.00]%
August 2009 – July 2010	[4.25]%
August 2010 and after	[5.00]%

Banc of America Securities LLC — RBS Greenwich Capital



PASS-THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Maximum Cap Rate:

The Maximum Cap Rate for the Class A-1 and Class A-3 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans.

The Maximum Cap Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans.

The Maximum Cap Rate for the Mezzanine Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans.

Net WAC Rate:

The Net WAC Rate for the Offered Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.

Net WAC Rate Carryover Amount:

If, on any Distribution Date the Pass-Through Rate for any class of Offered Certificates is limited by the related Net WAC Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (1) the excess of the amount of interest that would have accrued had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount in clause (2). Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.



YIELD MAINTENANCE AGREEMENT

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [Bank of America N.A.] (the "Counterparty") for the benefit of the Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in February 2007.

Yield Maintenance Agreement Schedule					
Period	Notional	Strike	Period	Notional	Strike
1	741,375,000	5.86	23	501,866,362	6.17
2	738,948,979	6.26	24	486,438,111	6.38
3	735,011,513	6.48	25	470,944,888	7.45
4	730,137,411	6.26	26	455,891,005	7.89
5	724,330,493	6.48	27	441,350,575	8.16
6	717,598,103	6.26	28	427,280,905	7.87
7	709,951,163	6.26	29	413,666,325	8.14
8	701,404,208	6.72	30	400,491,699	7.86
9	691,975,342	6.26	31	387,742,431	8.03
10	681,686,253	6.48	32	375,418,753	9.07
11	670,562,174	6.17	33	363,496,492	8.15
12	658,631,807	6.38	34	351,957,388	8.42
13	645,927,485	6.17	35	340,788,763	8.13
14	632,764,730	6.17	36	329,978,366	8.40
15	619,261,206	6.38	37	319,514,384	8.62
16	605,438,421	6.17	38	310,710,750	8.79
17	591,319,551	6.38	39	301,149,702	9.08
18	576,929,327	6.17	40	291,893,446	8.76
19	562,293,910	6.17	41	282,931,963	9.05
20	547,440,782	6.86	42	274,255,573	8.73
21	532,398,569	6.17	43	265,854,935	9.15
22	517,196,922	6.38			



INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) to the holders of the Class A-2 Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-2 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-2 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date; and

(vii) any remainder as described under "Excess Cashflow Distribution".



PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, until the certificate principal balance thereof has been reduced to zero; and

(ii) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to II(i) below.

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero; and

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero; and

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero.



PRINCIPAL DISTRIBUTIONS (Cont'd)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Class A-1/A-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero; and

(ii) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to V(i) below.

V. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero; and

(ii) concurrently, to the holders of the Class A-1 and Class A-3 Certificates, *pro rata*, the Class A-1/A-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to IV(i) above.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.



EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class A-3 Certificates, any Allocated Realized Loss Amounts;

(iii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any unpaid interest (with interest);

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any unpaid interest (with interest);

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any unpaid interest (with interest);

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any unpaid interest (with interest);

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any unpaid interest (with interest);

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to pay any Net WAC Rate Carryover Amounts; and

(xvi) any remaining amounts to Certificates which are not offered.



DEFINITIONS

Unpaid Interest Shortfall Amount:

The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-6 Certificates, fourth to the Class M-5 Certificates, fifth to the Class M-4 Certificates, sixth to the Class M-3 Certificates, seventh to the Class M-2 Certificates, eighth to the Class M-1 Certificates, and ninth any losses related to the Group I Mortgage Loans, to the Class A-3 Certificates.. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1 and Class A-2 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1 and Class A-2 Certificates all interest and principal amounts to which such Certificates are then entitled.

Class A-1/A-3 Allocation Percentage:

The Class A-1/A-3 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Class A-2 Allocation Percentage:

The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Group I Basic Principal Distribution Amount:

The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-1/A-3 Allocation Percentage.



DEFINITIONS (Cont'd)

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-1/A-3 Allocation Percentage.

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-2 Allocation Percentage.



DEFINITIONS (Cont'd)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Class A-1/A-3 Principal Distribution Amount: The Class A-1/A-3 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-1 and Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 70.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group I Mortgage Loans as of the Cut-off Date and (ii) the original Group I Pre-Funded Amount.

Class A-2 Principal Distribution Amount: The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 70.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group II Mortgage Loans as of the Cut-off Date and (ii) the original Group II Pre-Funded Amount.


OPTION
ONE

DEFINITIONS (Cont'd)

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the sum of (i) the Class A-1/A-3 Principal Distribution Amount and (ii) the Class A-2 Principal Distribution Amount.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 80.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DEFINITIONS (Cont'd)

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$299,929,976.96	$50,000.00	$804,414.43
Number of Loans	1,998		
Average Original Loan Balance	$150,122.10	$50,000.00	$805,000.00
Average Current Loan Balance	$150,115.10	$50,000.00	$804,414.43
(1) Weighted Average Combined Original LTV	78.56%	15.29%	100.00%
(1) Weighted Average Gross Coupon	7.803%	5.100%	12.000%
(1) (2) Weighted Average Gross Margin	5.418%	2.375%	9.400%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27.4	6	180
(1) Weighted Average Remaining Term to Maturity (months)	355.5	120	360
(1) (3) Weighted Average FICO Score	600	500	798

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 98.44% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	67.22%
	Fixed	32.78%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	99.40%
	Second	0.60%
Property Type	SFR	74.27%
	PUD	9.00%
	2-4 Family	10.59%
	Low Rise Condo	4.62%
	Manufactured Housing	1.19%
	High Rise Condo	0.32%
Occupancy Status	Owner Occupied	92.30%
	Non-Owner Occupied	5.90%
	Second Home	1.80%
Geographic Distribution	California	15.47%
	New York	14.90%
	Massachusetts	8.34%
	New Jersey	7.17%
	Texas	5.71%
	Florida	5.65%
Number of States (including DC)		46
Largest Zip Code Concentration	11236	0.44%
Loans with Mortgage Insurance		58.79%
Loans with Prepayment Penalties		74.91%



GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$170,003,000.68	$50,000.00	$519,606.30
Number of Loans	1,132		
Average Original Loan Balance	$150,185.51	$50,000.00	$520,000.00
Average Current Loan Balance	$150,179.33	$50,000.00	$519,606.30
(1) Weighted Average Combined Original LTV	78.61%	15.38%	100.00%
(1) Weighted Average Gross Coupon	7.803%	5.200%	11.550%
(1) (2) Weighted Average Gross Margin	5.444%	3.000%	8.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	28.2	19	180
(1) Weighted Average Remaining Term to Maturity (months)	355.4	179	360
(1) (3) Weighted Average FICO Score	600	500	798

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 100.00% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	66.55%
	Fixed	33.45%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	71.10%
	2-4 Family	12.94%
	PUD	8.82%
	Low Rise Condo	5.87%
	Manufactured Housing	0.76%
	High Rise Condo	0.51%
Occupancy Status	Owner Occupied	91.61%
	Non-Owner Occupied	6.44%
	Second Home	1.95%
Geographic Distribution	California	15.20%
	New York	14.95%
	Massachusetts	10.81%
	New Jersey	6.65%
	Florida	5.73%
	Virginia	3.98%
Number of States (including DC)		44
Largest Zip Code Concentration	11236	0.77%
Loans with Mortgage Insurance		60.83%
Loans with Prepayment Penalties		77.75%





Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	5	$788,350.00	0.46%	48.61%	5.246%	657	77.01%	360	360	0
5.501 - 6.000	26	4,614,773.14	2.71	40.10	5.881	644	73.97	354	354	0
6.001 - 6.500	76	12,866,869.14	7.57	38.54	6.319	644	74.61	353	353	0
6.501 - 7.000	176	29,419,704.21	17.31	38.94	6.828	623	76.33	353	353	0
7.001 - 7.500	175	27,978,515.46	16.46	39.71	7.303	618	79.39	355	354	0
7.501 - 8.000	215	33,579,414.79	19.75	39.67	7.802	603	80.73	357	357	0
8.001 - 8.500	130	18,185,047.64	10.70	37.07	8.301	589	79.79	355	355	0
8.501 - 9.000	146	20,015,424.66	11.77	37.94	8.777	565	81.09	357	357	0
9.001 - 9.500	70	8,575,284.48	5.04	35.97	9.262	562	78.39	357	357	0
9.501 - 10.000	70	8,472,445.81	4.98	40.12	9.757	542	80.08	357	357	0
10.001 - 10.500	26	3,239,855.09	1.91	36.25	10.226	544	69.66	357	356	0
10.501 - 11.000	13	1,517,576.26	0.89	38.51	10.808	536	78.43	360	360	0
11.001 - 11.500	3	552,750.00	0.33	33.00	11.186	524	71.80	360	360	0
11.501 - 12.000	1	196,990.00	0.12	33.26	11.550	556	80.00	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**





Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	1	$50,000.00	0.03%	42.47%	10.850%	511	15.38%	360	360	0
25.01 - 30.00	8	681,477.07	0.40	34.47	8.570	589	27.78	336	336	1
30.01 - 35.00	3	333,000.00	0.20	29.63	7.094	593	32.67	360	360	0
35.01 - 40.00	6	677,800.00	0.40	36.93	7.206	588	37.17	360	360	0
40.01 - 45.00	8	748,400.00	0.44	29.48	8.170	603	43.12	360	360	0
45.01 - 50.00	14	2,301,652.55	1.35	40.75	7.468	576	47.92	354	354	0
50.01 - 55.00	20	2,805,248.14	1.65	40.55	7.651	588	53.21	360	360	0
55.01 - 60.00	38	5,274,082.77	3.10	39.37	7.290	574	57.94	353	353	0
60.01 - 65.00	72	11,319,170.78	6.66	37.82	7.715	586	63.79	356	356	0
65.01 - 70.00	90	14,771,202.84	8.69	37.28	7.615	584	68.71	351	351	0
70.01 - 75.00	129	20,441,675.16	12.02	38.48	7.846	581	74.35	355	355	0
75.01 - 80.00	328	49,163,015.33	28.92	38.97	7.887	590	79.69	357	357	0
80.01 - 85.00	93	13,564,825.48	7.98	38.52	7.683	617	84.45	351	351	0
85.01 - 90.00	194	30,166,161.30	17.74	38.41	7.874	618	89.77	357	357	0
90.01 - 95.00	120	16,669,989.26	9.81	39.91	7.916	640	94.75	357	357	0
95.01 - 100.00	8	1,035,300.00	0.61	43.48	7.754	704	100.00	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**





Statistical Calculation Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	11	$550,000.00	0.32%	36.15%	8.445%	589	63.40%	344	344	0
50,000.01 - 75,000.00	158	10,121,981.25	5.95	34.82	8.405	601	77.35	356	356	0
75,000.01 - 100,000.00	175	15,449,340.61	9.09	36.04	8.130	604	80.20	352	352	0
100,000.01 - 125,000.00	148	16,736,037.20	9.84	36.18	7.894	609	77.70	353	353	0
125,000.01 - 150,000.00	148	20,432,380.60	12.02	37.43	7.895	591	78.03	357	356	0
150,000.01 - 175,000.00	124	20,154,276.80	11.86	38.87	7.697	601	77.11	351	351	0
175,000.01 - 200,000.00	109	20,475,558.25	12.04	39.94	7.568	598	78.24	357	356	0
200,000.01 - 225,000.00	74	15,824,925.63	9.31	38.59	7.883	593	78.91	352	352	0
225,000.01 - 250,000.00	67	16,006,953.76	9.42	42.82	7.770	594	81.43	358	358	0
250,000.01 - 275,000.00	53	13,833,766.69	8.14	40.52	7.565	595	78.26	360	360	0
275,000.01 - 300,000.00	31	8,949,892.30	5.26	41.23	7.778	611	78.69	360	360	0
300,000.01 - 325,000.00	24	7,447,231.29	4.38	41.34	7.283	612	78.88	360	360	0
325,000.01 - 350,000.00	2	667,100.00	0.39	47.18	7.923	605	84.39	360	360	0
350,000.01 - 375,000.00	3	1,094,950.00	0.64	0.00	7.267	598	87.71	360	360	0
375,000.01 - 400,000.00	1	395,000.00	0.23	45.05	7.100	634	64.23	360	360	0
400,000.01 - 425,000.00	1	420,000.00	0.25	0.00	7.700	626	80.00	360	360	0
425,000.01 - 450,000.00	1	440,000.00	0.26	0.00	7.000	666	80.00	360	360	0
475,000.01 - 500,000.00	1	484,000.00	0.28	0.00	7.990	681	88.00	360	360	0
500,000.01 - 525,000.00	1	519,606.30	0.31	0.00	7.400	572	80.00	360	358	2
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Banc of America Securities LLC RBS Greenwich Capital



Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	17	$1,981,975.75	1.17%	41.26%	7.570%	641	78.61%	180	180	0
240	24	3,471,135.00	2.04	39.26	7.350	613	73.96	240	240	0
360	1,091	164,549,889.93	96.79	38.53	7.815	599	78.71	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	17	$1,981,975.75	1.17%	41.26%	7.570%	641	78.61%	180	180	0
236 - 240	24	3,471,135.00	2.04	39.26	7.350	613	73.96	240	240	0
351 - 355	1	174,342.43	0.10	35.75	7.500	547	70	360	355	5
356 - 360	1,090	164,375,547.50	96.69	38.53	7.816	599	78.72	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**




OPTION ONE

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	12	$1,567,390.00	0.92%	30.71%	7.227%	775	82.26%	360	360	0
701 - 750	47	7,644,664.29	4.50	39.24	7.118	717	85.85	354	354	0
651 - 700	188	28,137,760.27	16.55	38.97	7.195	672	82.59	352	352	0
601 - 650	313	45,956,552.92	27.03	39.17	7.410	624	79.93	353	353	0
551 - 600	285	43,471,941.63	25.57	37.69	8.016	575	76.54	357	357	0
501 - 550	282	42,390,241.57	24.93	38.87	8.548	526	75.34	358	358	0
451 - 500	5	834,450.00	0.49	37.70	8.305	500	73.56	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	143	$20,546,819.64	12.09%	39.30%	7.291%	685	85.68%	349	349	0
AA	480	70,613,806.65	41.54	39.27	7.473	611	79.76	354	354	0
A	316	49,568,616.77	29.16	0.377	7.940	583	78.16	358	358	0
B	139	20,416,526.53	12.01	39.57	8.446	544	72.83	358	358	0
C	37	6,150,981.09	3.62	35.42	9.100	537	70.86	360	360	0
CC	17	2,706,250.00	1.59	35.35	9.978	557	64.63	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**





Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	826	$119,959,605.90	70.56%	38.25%	7.797%	594	78.42%	355	355	0
2-4 Family - Detached	108	20,943,010.44	12.32	39.65	7.629	621	75.81	353	353	0
PUD - Detached	81	14,384,591.85	8.46	39.04	8.048	599	82.82	354	354	0
Low Rise Condo - Attached	74	9,973,991.44	5.87	38.51	7.789	621	80.59	360	360	0
MF Housing - Detached	13	1,296,110.00	0.76	38.76	8.297	619	82.60	360	360	0
2-4 Family - Attached	8	1,061,825.00	0.62	44.62	7.523	632	72.98	360	360	0
SFR - Attached	9	905,955.00	0.53	40.98	8.855	606	84.73	360	360	0
High Rise Condo- Attached	8	871,820.00	0.51	42.24	7.765	625	76.78	360	360	0
PUD - Attached	5	606,091.05	0.36	31.18	7.262	613	77.17	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,023	$155,744,781.47	91.61%	38.84%	7.795%	596	78.74%	355	355	0
Non-Owner Occupied	87	10,944,012.43	6.44	36.16	8.036	647	76.96	355	354	0
Second Home	22	3,314,206.78	1.95	37.01	7.410	631	78.43	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	746	$106,569,858.76	62.69%	38.79%	7.783%	595	80.01%	356	356	0
Stated Income Documentation	372	60,935,887.92	35.84	38.58	7.856	608	76.30	355	355	0
Lite Documentation	8	1,449,900.00	0.85	30.00	7.740	583	75.39	360	360	0
No Doc	6	1,047,354.00	0.62	0.00	6.783	691	76.15	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	745	$115,766,658.10	68.10%	38.68%	7.793%	593	76.42%	354	354	0
Purchase	278	38,940,908.95	22.91	38.23	7.838	625	85.00	359	359	0
R/T Refi	109	15,295,433.63	9.00	38.61	7.791	592	78.93	354	354	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**





Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	643	$100,059,224.03	58.86%	38.12%	7.897%	585	79.07%	360	360	0
30 Year Fixed	351	51,659,990.59	30.39	39.52	7.604	630	77.70	360	360	0
3/27 ARM	79	10,567,029.19	6.22	36.28	8.087	580	81.02	360	360	0
20 Year Fixed	24	3,471,135.00	2.04	39.26	7.350	613	73.96	240	240	0
15/15 ARM	18	2,263,646.12	1.33	38.10	7.736	599	75.23	360	360	0
15 Year Fixed	15	1,727,975.75	1.02	40.13	7.543	642	77.28	180	180	0
2/13 ARM	2	254,000.00	0.15	50.06	7.755	636	87.66	180	180	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	1,132	$170,003,000.68	100.00%	38.59%	7.803%	600	78.61%	355	355	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**





Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,132	$170,003,000.68	100.00%	38.59%	7.803%	600	78.61%	355	355	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	249	$37,819,503.82	22.25%	37.70%	7.896%	595	78.18%	355	355	0
12	71	11,956,407.56	7.03	42.42	7.514	605	69.91	350	349	0
24	496	74,666,926.90	43.92	38.04	7.887	589	79.97	360	360	0
30	1	180,800.00	0.11	0.00	5.400	696	80.00	360	360	0
36	315	45,379,362.40	26.69	38.69	7.672	621	79.03	350	350	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**


OPTION ONE

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	131	$25,847,410.53	15.20%	40.27%	7.446%	603	77.06%	355	355	0
New York	136	25,408,919.61	14.95	40.27	7.638	583	71.98	354	354	0
Massachusetts	102	18,384,570.00	10.81	39.49	7.543	612	75.50	355	355	0
New Jersey	68	11,308,079.44	6.65	37.89	8.018	598	76.77	358	358	0
Florida	86	9,743,651.18	5.73	39.82	8.174	609	82.86	357	357	0
Virginia	41	6,762,723.74	3.98	34.99	7.850	607	83.40	354	354	0
Pennsylvania	49	5,789,105.01	3.41	36.53	7.921	605	79.12	339	339	0
Illinois	39	5,206,681.08	3.06	38.14	7.780	616	84.09	354	354	0
Texas	43	5,007,272.26	2.95	35.47	8.309	609	85.47	350	350	0
Colorado	25	4,467,556.00	2.63	41.28	7.813	612	87.25	360	360	0
Maryland	27	4,279,561.43	2.52	36.67	8.017	580	76.26	360	360	0
Michigan	35	4,150,803.83	2.44	30.80	7.768	594	80.81	360	360	0
Rhode Island	28	3,962,250.00	2.33	44.32	7.656	616	75.77	356	356	0
North Carolina	37	3,632,851.66	2.14	36.56	8.410	575	82.90	352	352	0
New Hampshire	18	3,296,631.00	1.94	39.36	7.721	595	76.25	360	360	0
Connecticut	24	3,177,350.00	1.87	33.24	7.646	605	78.40	360	360	0
Ohio	30	3,146,119.00	1.85	36.53	8.107	598	82.33	360	360	0
Arizona	18	2,512,595.08	1.48	38.26	7.640	608	82.92	360	360	0
Minnesota	16	2,338,005.00	1.38	40.95	8.475	562	81.12	360	360	0
Washington	13	2,231,450.00	1.31	40.42	7.677	593	81.01	360	360	0
Maine	14	2,172,800.00	1.28	36.32	7.739	634	79.98	350	350	0
South Carolina	18	1,689,450.00	0.99	29.97	8.371	591	81.78	354	354	0
Nevada	11	1,636,040.00	0.96	41.12	7.493	627	84.13	360	360	0
Indiana	16	1,604,730.00	0.94	36.02	8.194	599	82.72	360	360	0
Wisconsin	15	1,553,335.00	0.91	44.10	8.109	584	84.55	360	360	0
Oregon	9	1,267,743.83	0.75	46.46	7.471	610	85.23	360	360	0
Tennessee	11	1,212,670.00	0.71	29.00	8.010	623	78.91	360	360	0
Missouri	10	1,169,250.00	0.69	36.30	8.888	553	83.00	360	360	0
Kansas	8	1,070,080.00	0.63	47.55	8.546	572	80.54	360	360	0
Louisiana	9	934,485.00	0.55	39.94	8.526	569	83.01	360	360	0
Kentucky	7	856,354.00	0.50	36.40	8.529	598	83.57	360	360	0
Alabama	6	678,455.00	0.40	34.25	8.757	600	85.68	360	360	0
Utah	4	538,125.00	0.32	36.27	7.804	625	93.24	360	360	0
Vermont	3	475,000.00	0.28	52.44	7.058	611	68.60	294	294	0
Idaho	5	474,760.00	0.28	47.82	7.113	632	85.44	360	360	0
Alaska	2	319,325.00	0.19	17.12	7.335	575	75.89	360	360	0
Delaware	4	291,500.00	0.17	37.18	8.350	633	74.63	360	360	0
Hawaii	1	281,000.00	0.17	0.00	7.850	680	100.00	360	360	0
Wyoming	3	261,200.00	0.15	32.20	7.075	631	85.82	360	360	0
Mississippi	3	256,912.00	0.15	38.08	9.777	530	83.82	360	360	0
Nebraska	3	233,300.00	0.14	29.14	8.810	605	84.51	360	360	0
Iowa	2	216,300.00	0.13	43.36	7.716	582	84.50	360	360	0
Arkansas	1	90,000.00	0.05	0.00	8.500	675	90.00	360	360	0
Oklahoma	1	66,600.00	0.04	27.00	8.200	632	90.00	360	360	0
Total:	**1,132**	**$170,003,000.68**	**100.00%**	**38.59%**	**7.803%**	**600**	**78.61%**	**355**	**355**	**0**

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	1	$162,500.00	0.14%	20.39%	6.550%	598	65.00%	360	360	0
3.001 - 3.500	15	2,504,048.14	2.21	38.66	6.090	636	70.53	351	351	0
3.501 - 4.000	45	7,734,935.17	6.84	38.07	6.599	630	74.31	360	360	0
4.001 - 4.500	80	12,627,988.29	11.16	38.40	6.891	617	77.05	360	360	0
4.501 - 5.000	113	19,266,953.51	17.03	39.48	7.278	607	81.48	360	360	0
5.001 - 5.500	136	20,905,351.87	18.48	36.79	7.815	588	77.21	360	360	0
5.501 - 6.000	118	17,113,273.17	15.13	37.50	8.165	570	80.96	360	360	0
6.001 - 6.500	94	14,763,778.73	13.05	38.25	8.741	554	82.24	360	360	0
6.501 - 7.000	62	7,666,967.88	6.78	39.08	8.865	563	84.17	357	357	0
7.001 - 7.500	45	6,339,803.09	5.60	39.36	9.553	549	76.73	360	360	0
7.501 - 8.000	28	3,506,749.49	3.10	34.60	9.734	531	76.53	360	360	0
8.001 - 8.500	5	551,550.00	0.49	34.71	10.345	549	76.35	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	742	$113,143,899.34	100.00%	37.98%	7.911%	585	79.20%	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	742	$113,143,899.34	100.00%	37.98%	7.911%	585	79.20%	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**





Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	5	$788,350.00	0.70%	48.61%	5.246%	657	77.01%	360	360	0
11.501 - 12.000	15	2,542,223.14	2.25	46.67	5.865	625	76.99	360	360	0
12.001 - 12.500	41	7,100,973.14	6.28	37.76	6.354	627	73.57	357	357	0
12.501 - 13.000	92	15,806,351.58	13.97	36.90	6.817	607	78.12	360	360	0
13.001 - 13.500	115	19,095,608.82	16.88	41.45	7.312	606	80.58	360	360	0
13.501 - 14.000	140	22,511,298.92	19.90	37.75	7.809	589	80.09	360	360	0
14.001 - 14.500	91	12,774,168.73	11.29	35.77	8.291	575	80.26	360	360	0
14.501 - 15.000	112	15,460,909.66	13.66	37.29	8.776	559	81.00	358	358	0
15.001 - 15.500	52	6,928,679.48	6.12	36.95	9.268	553	78.44	360	360	0
15.501 - 16.000	50	6,087,588.73	5.38	39.79	9.749	536	80.83	360	360	0
16.001 - 16.500	17	2,394,980.88	2.12	36.76	10.212	541	67.53	360	360	0
16.501 - 17.000	9	1,146,776.26	1.01	39.48	10.814	537	81.45	360	360	0
17.001 - 17.500	2	309,000.00	0.27	37.62	11.293	530	69.27	360	360	0
17.501 - 18.000	1	196,990.00	0.17	33.26	11.550	556	80.00	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**




OPTION ONE

Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	5	$788,350.00	0.70%	48.61%	5.246%	657	77.01%	360	360	0
5.501 - 6.000	15	2,542,223.14	2.25	46.67	5.865	625	76.99	360	360	0
6.001 - 6.500	41	7,100,973.14	6.28	37.76	6.354	627	73.57	357	357	0
6.501 - 7.000	92	15,806,351.58	13.97	36.90	6.817	607	78.12	360	360	0
7.001 - 7.500	115	19,095,608.82	16.88	41.45	7.312	606	80.58	360	360	0
7.501 - 8.000	140	22,511,298.92	19.90	37.75	7.809	589	80.09	360	360	0
8.001 - 8.500	91	12,774,168.73	11.29	35.77	8.291	575	80.26	360	360	0
8.501 - 9.000	112	15,460,909.66	13.66	37.29	8.776	559	81.00	358	358	0
9.001 - 9.500	52	6,928,679.48	6.12	36.95	9.268	553	78.44	360	360	0
9.501 - 10.000	50	6,087,588.73	5.38	39.79	9.749	536	80.83	360	360	0
10.001 - 10.500	17	2,394,980.88	2.12	36.76	10.212	541	67.53	360	360	0
10.501 - 11.000	9	1,146,776.26	1.01	39.48	10.814	537	81.45	360	360	0
11.001 - 11.500	2	309,000.00	0.27	37.62	11.293	530	69.27	360	360	0
11.501 - 12.000	1	196,990.00	0.17	33.26	11.550	556	80.00	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**



Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
January 1, 2005	1	$174,342.43	0.15%	35.75%	7.500%	547	70.00%	360	355	5
February 1, 2005	1	71,793.97	0.06	0.00	7.750	571	80.00	360	356	4
March 1, 2005	1	116,836.64	0.10	0.00	9.800	507	75.00	360	357	3
April 1, 2005	4	1,117,751.60	0.99	43.81	7.591	585	79.45	360	358	2
May 1, 2005	24	3,851,466.39	3.40	40.00	8.285	579	73.85	360	359	1
June 1, 2005	579	89,866,328.00	79.43	38.05	7.890	586	79.23	359	359	0
July 1, 2005	35	5,114,705.00	4.52	41.14	7.765	588	81.02	360	360	0
May 1, 2006	4	623,435.19	0.55	36.14	8.117	541	81.97	360	359	1
June 1, 2006	72	9,689,494.00	8.56	36.29	8.097	583	81.26	360	360	0
July 1, 2006	3	254,100.00	0.22	0.00	7.613	573	69.51	360	360	0
May 1, 2018	2	256,646.12	0.23	34.78	8.556	520	80.00	360	359	1
June 1, 2018	14	1,850,000.00	1.64	38.96	7.746	606	74.53	360	360	0
July 1, 2018	2	157,000.00	0.14	0.00	6.276	647	75.62	360	360	0
Total:	**742**	**$113,143,899.34**	**100.00%**	**37.98%**	**7.911%**	**585**	**79.20%**	**360**	**360**	**0**


OPTION ONE

GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Statistical Calculation Date Principal Balance	$129,926,976.28	$50,000.00	$804,414.43
Number of Loans	866		
Average Original Loan Balance	$150,039.23	$50,000.00	$805,000.00
Average Current Loan Balance	$150,031.15	$50,000.00	$804,414.43
(1) Weighted Average Combined Original LTV	78.49%	15.29%	100.00%
(1) Weighted Average Gross Coupon	7.803%	5.100%	12.000%
(1) (2) Weighted Average Gross Margin	5.385%	2.375%	9.400%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	26.5	6	180
(1) Weighted Average Remaining Term to Maturity (months)	355.6	120	360
(1) (3) Weighted Average FICO Score	601	500	797

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 96.39% of the Mortgage Loans have FICO Scores.

	Range	Percent of Statistical Calculation Date Principal Balance
Product Type	Adjustable	68.10%
	Fixed	31.90%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	98.61%
	Second	1.39%
Property Type	SFR	78.41%
	PUD	9.24%
	2-4 Family	7.51%
	Low Rise Condo	3.00%
	Manufactured Housing	1.76%
	High Rise Condo	0.08%
Occupancy Status	Owner Occupied	93.19%
	Non-Owner Occupied	5.20%
	Second Home	1.60%
Geographic Distribution	California	15.82%
	New York	14.83%
	Texas	9.32%
	New Jersey	7.86%
	Florida	5.55%
	Georgia	5.14%
Number of States (including DC)		43
Largest Zip Code Concentration	60010	0.76%
Loans with Mortgage Insurance		56.11%
Loans with Prepayment Penalties		71.18%




OPTION ONE

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	6	$1,707,850.00	1.31%	36.30%	5.360%	600	70.34%	360	360	0
5.501 - 6.000	17	3,247,012.68	2.50	45.73	5.869	654	74.42	340	340	0
6.001 - 6.500	56	11,776,587.16	9.06	41.28	6.358	646	77.58	357	357	0
6.501 - 7.000	103	19,732,804.76	15.19	37.28	6.805	623	77.42	357	357	0
7.001 - 7.500	134	23,720,179.55	18.26	38.02	7.337	609	79.29	358	358	0
7.501 - 8.000	166	25,813,633.81	19.87	39.03	7.801	600	79.52	359	359	0
8.001 - 8.500	99	13,507,414.71	10.40	42.40	8.304	587	81.91	357	357	0
8.501 - 9.000	87	10,735,630.04	8.26	41.18	8.804	568	78.21	356	356	0
9.001 - 9.500	66	7,628,910.44	5.87	39.77	9.244	554	79.38	352	352	0
9.501 - 10.000	58	5,954,062.25	4.58	38.11	9.774	562	77.69	350	350	0
10.001 - 10.500	27	2,203,680.88	1.70	41.30	10.276	548	77.48	346	346	0
10.501 - 11.000	27	2,441,938.00	1.88	37.21	10.792	559	70.99	333	333	0
11.001 - 11.500	13	928,972.00	0.71	36.12	11.207	555	72.75	339	339	0
11.501 - 12.000	7	528,300.00	0.41	32.79	11.860	538	67.79	335	335	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**



Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	3	$231,469.99	0.18%	31.87%	8.166%	577	18.54%	360	360	0
20.01 - 25.00	2	150,000.00	0.12	29.51	8.910	567	21.28	360	360	0
25.01 - 30.00	1	50,000.00	0.04	53.43	7.550	512	27.78	360	360	0
30.01 - 35.00	1	60,000.00	0.05	46.72	6.750	580	34.68	360	360	0
35.01 - 40.00	7	514,200.00	0.40	35.56	9.513	572	37.56	344	344	0
40.01 - 45.00	7	688,200.00	0.53	36.87	7.243	594	43.53	321	321	0
45.01 - 50.00	7	866,000.00	0.67	32.68	7.755	593	47.53	360	360	0
50.01 - 55.00	9	1,614,151.20	1.24	45.38	7.559	557	51.87	360	360	0
55.01 - 60.00	30	5,111,719.00	3.93	33.94	7.150	573	58.35	349	349	0
60.01 - 65.00	56	9,484,057.37	7.30	41.13	7.922	581	63.45	358	358	0
65.01 - 70.00	66	10,246,502.03	7.89	35.91	7.858	592	68.94	351	351	0
70.01 - 75.00	104	15,646,074.59	12.04	38.36	7.843	580	74.00	355	354	0
75.01 - 80.00	284	40,217,253.81	30.95	40.32	7.918	589	79.56	356	356	0
80.01 - 85.00	72	11,508,521.07	8.86	37.34	7.626	615	84.63	356	356	0
85.01 - 90.00	134	21,152,703.10	16.28	40.05	7.797	621	89.69	359	359	0
90.01 - 95.00	78	11,874,524.12	9.14	41.54	7.641	656	94.91	358	358	0
95.01 - 100.00	5	511,600.00	0.39	41.01	8.378	673	100.00	344	344	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**



Statistical Calculation Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	12	$600,000.00	0.46%	36.56%	9.720%	546	55.03%	285	285	0
50,000.01 - 75,000.00	204	12,755,740.43	9.82	36.18	8.838	594	76.87	339	339	0
75,000.01 - 100,000.00	158	13,786,901.59	10.61	35.55	8.354	601	79.12	353	353	0
100,000.01 - 125,000.00	122	13,674,843.31	10.53	42.19	7.958	607	78.14	354	354	0
125,000.01 - 150,000.00	74	10,200,289.59	7.85	37.30	7.936	594	79.71	360	360	0
150,000.01 - 175,000.00	70	11,397,576.77	8.77	38.27	7.549	602	77.93	358	357	0
175,000.01 - 200,000.00	53	9,989,469.02	7.69	42.06	7.736	582	79.27	356	356	0
200,000.01 - 225,000.00	32	6,837,903.00	5.26	32.44	7.430	602	79.13	360	360	0
225,000.01 - 250,000.00	10	2,350,490.00	1.81	45.09	7.053	633	76.65	360	360	0
250,000.01 - 275,000.00	16	4,170,450.00	3.21	42.61	7.446	612	81.79	360	360	0
275,000.01 - 300,000.00	18	5,165,120.00	3.98	37.56	7.726	604	80.24	360	360	0
300,000.01 - 325,000.00	9	2,826,000.00	2.18	48.14	7.235	592	82.34	360	360	0
325,000.01 - 350,000.00	21	7,058,675.40	5.43	44.46	8.060	592	79.12	360	360	0
350,000.01 - 375,000.00	15	5,435,057.22	4.18	36.19	7.476	592	82.13	360	360	0
375,000.01 - 400,000.00	16	6,309,747.26	4.86	40.79	7.136	594	72.67	360	360	0
400,000.01 - 425,000.00	8	3,307,600.00	2.55	43.14	6.990	620	79.85	360	360	0
425,000.01 - 450,000.00	6	2,641,203.60	2.03	31.90	7.380	629	84.19	360	360	0
450,000.01 - 475,000.00	6	2,772,492.84	2.13	48.77	6.935	620	74.38	360	360	0
475,000.01 - 500,000.00	9	4,382,501.82	3.37	46.64	7.807	621	80.78	360	360	0
500,000.01 - 525,000.00	1	520,000.00	0.40	30.94	6.800	684	80.00	360	360	0
525,000.01 - 550,000.00	1	536,250.00	0.41	0.00	6.800	625	65.00	360	360	0
575,000.01 - 600,000.00	2	1,181,250.00	0.91	0.00	6.937	604	69.68	360	360	0
600,000.01 - 625,000.00	2	1,223,000.00	0.94	0.00	6.665	589	79.68	360	360	0
800,000.01 - 825,000.00	1	804,414.43	0.62	0.00	7.600	576	70.00	360	359	1
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$69,400.00	0.05%	0.00%	5.950%	744	59.32%	120	120	0
180	25	1,939,963.00	1.49	39.70	8.101	654	72.69	180	180	0
240	23	1,591,325.00	1.22	37.46	9.571	578	75.45	240	240	0
360	817	126,326,288.28	97.23	39.34	7.777	600	78.63	360	360	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	1	$69,400.00	0.05%	0.00%	5.950%	744	59.32%	120	120	0
176 - 180	25	1,939,963.00	1.49	39.70	8.101	654	72.69	180	180	0
236 - 240	23	1,591,325.00	1.22	37.46	9.571	578	75.45	240	240	0
351 - 355	1	58,328.45	0.04	0.00	10.375	707	90.00	360	353	7
356 - 360	816	126,267,959.83	97.18	39.34	7.776	600	78.62	360	360	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





OPTION ONE

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	11	$1,537,120.00	1.18%	34.71%	6.967%	767	88.40%	337	337	0
701 - 750	47	7,322,183.48	5.64	36.75	7.067	724	86.79	349	349	0
651 - 700	101	15,425,590.28	11.87	38.33	7.133	672	81.77	357	357	0
601 - 650	232	36,802,951.70	28.33	39.56	7.432	625	81.38	355	355	0
551 - 600	219	33,411,613.18	25.72	39.49	8.021	575	75.41	357	357	0
501 - 550	211	29,795,719.66	22.93	39.48	8.458	527	74.87	357	357	0
451 - 500	4	938,450.00	0.72	52.64	8.022	500	75.30	360	360	0
No FICO Available	41	4,693,347.98	3.61	39.50	8.588	0	74.39	356	356	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	104	$14,147,862.48	10.89%	41.97%	7.283%	696	85.16%	350	350	0
AA	370	59,412,235.58	45.73	38.96	7.456	612	79.39	355	355	0
A	220	32,647,993.88	25.13	38.04	7.839	577	78.53	358	358	0
B	125	18,014,996.34	13.87	40.75	8.634	546	74.01	356	355	0
C	27	3,157,000.00	2.43	37.82	9.511	539	69.76	358	358	0
CC	20	2,546,888.00	1.96	38.31	10.344	549	62.61	360	360	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	663	$100,683,011.29	77.49%	39.37%	7.803%	596	78.04%	355	355	0
PUD - Detached	76	12,011,029.81	9.24	38.95	7.715	596	80.90	357	357	0
2-4 Family - Detached	55	9,165,973.47	7.05	36.92	7.642	644	79.33	359	359	0
Low Rise Condo - Attached	33	3,894,641.26	3.00	44.02	7.867	616	77.27	360	360	0
MF Housing - Detached	27	2,280,879.00	1.76	37.88	8.627	608	84.32	350	350	0
SFR - Attached	8	1,195,391.45	0.92	40.56	8.156	568	73.36	355	355	0
2-4 Family - Attached	2	595,250.00	0.46	41.12	7.633	713	89.18	360	360	0
High Rise Condo- Attached	2	100,800.00	0.08	0.00	9.325	594	77.00	270	270	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	785	$121,080,902.83	93.19%	39.50%	7.790%	597	78.43%	356	356	0
Non-Owner Occupied	68	6,760,808.45	5.20	36.44	8.194	661	79.34	355	355	0
Second Home	13	2,085,265.00	1.60	42.36	7.331	613	79.45	357	357	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	592	$81,758,031.88	62.93%	40.84%	7.825%	594	79.95%	356	356	0
Stated Income Documentation	257	45,589,894.40	35.09	36.36	7.768	613	76.13	355	355	0
Lite Documentation	9	1,832,100.00	1.41	52.87	7.966	590	73.34	356	356	0
No Doc	8	746,950.00	0.57	0.00	7.192	708	75.69	338	338	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	579	$88,277,639.66	67.94%	40.21%	7.808%	593	76.46%	354	354	0
Purchase	211	30,216,327.39	23.26	36.79	7.859	629	84.57	360	360	0
R/T Refi	76	11,433,009.23	8.80	37.84	7.617	586	78.12	357	357	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	503	$80,628,096.75	62.06%	39.34%	7.860%	586	78.98%	360	360	0
30 Year Fixed	252	37,912,798.49	29.18	39.45	7.677	632	77.68	360	360	0
3/27 ARM	50	6,755,973.04	5.20	38.90	7.311	593	79.41	360	360	0
15 Year Fixed	24	1,875,838.00	1.44	40.03	8.033	656	71.92	180	180	0
20 Year Fixed	23	1,591,325.00	1.22	37.46	9.571	578	75.45	240	240	0
15/15 ARM	11	946,820.00	0.73	37.69	8.082	594	81.85	360	360	0
6 Mo ARM	1	82,600.00	0.06	0.00	7.650	527	70.00	360	360	0
10 Year Fixed	1	69,400.00	0.05	0.00	5.950	744	59.32	120	120	0
2/13 ARM	1	64,125.00	0.05	34.29	10.100	603	95.00	180	180	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	866	$129,926,976.28	100.00%	39.31%	7.803%	601	78.49%	356	356	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	842	$128,114,604.28	98.61%	39.28%	7.769%	601	78.50%	357	357	0
2	24	1,812,372.00	1.39	40.77	10.200	595	77.59	274	274	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	270	$37,446,783.50	28.82%	41.92%	8.005%	600	77.84%	352	352	0
12	36	8,707,132.14	6.70	37.73	7.367	634	74.59	355	355	0
24	359	57,410,068.15	44.19	38.98	7.788	589	79.65	360	360	0
30	2	311,700.00	0.24	37.16	8.605	536	79.76	360	360	0
36	198	25,928,292.49	19.96	37.76	7.691	618	78.34	352	352	0
60	1	123,000.00	0.09	0.00	5.900	580	43.16	360	360	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**



Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	93	$20,554,351.77	15.82%	45.01%	7.286%	607	78.85%	359	359	0
New York	79	19,268,317.90	14.83	41.21	7.552	608	75.91	357	357	0
Texas	109	12,113,544.05	9.32	40.50	8.364	594	76.29	349	349	0
New Jersey	49	10,210,506.41	7.86	42.99	7.881	584	75.83	359	358	0
Florida	67	7,209,327.69	5.55	37.88	8.193	597	81.67	348	348	0
Georgia	60	6,674,233.45	5.14	39.93	8.539	597	82.27	357	357	0
Massachusetts	33	6,631,875.00	5.10	35.86	7.441	612	76.87	358	358	0
Virginia	35	5,957,826.42	4.59	33.40	7.421	608	82.15	360	360	0
Pennsylvania	42	4,916,686.45	3.78	36.07	8.189	583	79.71	345	345	0
Illinois	24	4,266,225.00	3.28	36.07	7.294	590	75.67	360	360	0
Michigan	37	3,589,528.78	2.76	38.74	8.507	592	78.93	357	357	0
Connecticut	23	3,566,404.22	2.74	31.49	7.755	601	77.42	360	360	0
Ohio	31	3,266,244.59	2.51	31.39	7.853	606	85.21	357	357	0
North Carolina	20	2,312,895.00	1.78	37.32	8.071	604	83.60	347	347	0
Colorado	15	2,208,039.00	1.70	42.94	7.771	607	82.36	356	356	0
Arizona	11	1,755,662.05	1.35	35.85	7.778	587	76.89	355	355	0
Rhode Island	9	1,663,030.00	1.28	28.77	7.471	622	77.27	360	360	0
Nevada	7	1,345,119.00	1.04	44.20	7.833	606	82.64	360	360	0
Maryland	8	1,303,553.00	1.00	43.99	7.427	637	85.84	360	360	0
New Hampshire	9	1,095,700.00	0.84	41.77	8.176	574	67.84	360	360	0
Washington	6	1,018,520.00	0.78	40.05	6.938	594	73.86	360	360	0
Tennessee	11	873,765.00	0.67	35.79	8.389	615	79.94	349	349	0
South Carolina	12	840,393.24	0.65	39.72	7.812	623	80.06	318	318	0
Wisconsin	7	784,625.00	0.60	43.59	8.173	621	79.62	360	360	0
Indiana	10	773,650.00	0.60	40.21	8.200	579	77.27	360	360	0
Louisiana	7	597,250.00	0.46	34.58	8.788	650	87.73	360	360	0
Missouri	8	578,960.00	0.45	40.57	7.931	602	88.22	360	360	0
Kansas	6	561,350.00	0.43	42.27	8.461	567	90.37	360	360	0
Minnesota	4	552,330.26	0.43	0.00	8.216	593	80.21	360	360	0
Vermont	5	494,500.00	0.38	41.84	7.838	596	86.43	360	360	0
Wyoming	2	485,500.00	0.37	0.00	6.856	590	64.67	360	360	0
Kentucky	5	465,600.00	0.36	33.28	8.541	613	84.96	360	360	0
Maine	5	405,250.00	0.31	51.49	8.148	584	60.43	316	316	0
Oregon	3	403,600.00	0.31	25.95	7.471	591	67.84	360	360	0
Alabama	3	270,408.00	0.21	42.18	8.661	562	70.06	360	360	0
Idaho	2	191,000.00	0.15	27.95	8.852	573	76.12	360	360	0
Mississippi	2	145,900.00	0.11	0.00	9.960	563	87.96	360	360	0
Iowa	2	121,750.00	0.09	42.15	9.501	518	77.14	360	360	0
Utah	1	116,905.00	0.09	0.00	8.200	575	90.00	360	360	0
Arkansas	1	102,600.00	0.08	0.00	6.750	654	95.00	360	360	0
Delaware	1	95,800.00	0.07	20.08	12.000	560	36.56	360	360	0
New Mexico	1	76,500.00	0.06	0.00	8.000	732	90.00	360	360	0
Nebraska	1	61,750.00	0.05	0.00	7.750	663	93.56	360	360	0
Total:	**866**	**$129,926,976.28**	**100.00%**	**39.31%**	**7.803%**	**601**	**78.49%**	**356**	**356**	**0**





Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.001 - 2.500	1	$581,250.00	0.66%	0.00%	5.375%	642	75.00%	360	360	0
3.001 - 3.500	10	1,785,840.00	2.02	40.38	5.926	627	69.05	360	360	0
3.501 - 4.000	21	4,211,780.00	4.76	38.38	6.398	658	79.44	360	360	0
4.001 - 4.500	59	11,572,260.83	13.08	40.40	6.904	602	75.93	360	360	0
4.501 - 5.000	101	18,024,018.00	20.37	39.10	7.342	600	80.47	360	360	0
5.001 - 5.500	115	17,887,625.00	20.22	39.19	7.739	585	80.17	360	360	0
5.501 - 6.000	98	14,074,167.09	15.91	39.85	8.095	571	80.19	360	360	0
6.001 - 6.500	63	8,650,182.16	9.78	37.28	8.558	559	81.66	360	360	0
6.501 - 7.000	41	5,746,650.26	6.50	39.16	9.199	561	79.56	360	360	0
7.001 - 7.500	18	1,386,925.00	1.57	38.57	9.649	564	81.13	352	352	0
7.501 - 8.000	20	2,531,750.00	2.86	36.71	10.106	545	70.73	360	360	0
8.001 - 8.500	4	286,350.00	0.32	34.85	10.828	569	71.88	360	360	0
8.501 - 9.000	13	1,566,816.45	1.77	42.57	10.261	530	70.95	360	360	0
9.001 - 9.500	2	172,000.00	0.19	34.36	10.506	520	81.67	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.822%**	**586**	**79.05%**	**360**	**360**	**0**



Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1	$82,600.00	0.09%	0.00%	7.650%	527	70.00%	360	360	0
3.000	565	88,395,014.79	99.91	39.27	7.822	587	79.06	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.822%**	**586**	**79.05%**	**360**	**360**	**0**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	566	$88,477,614.79	100.00%	39.27%	7.822%	586	79.05%	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.822%**	**586**	**79.05%**	**360**	**360**	**0**

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	6	$1,707,850.00	1.93%	36.30%	5.360%	600	70.34%	360	360	0
11.501 - 12.000	9	1,872,940.00	2.12	0.00	5.810	631	75.49	360	360	0
12.001 - 12.500	31	7,213,898.00	8.15	40.28	6.364	626	79.16	360	360	0
12.501 - 13.000	59	11,400,079.76	12.88	40.63	6.820	612	79.02	360	360	0
13.001 - 13.500	86	15,582,963.55	17.61	39.16	7.343	584	80.06	360	360	0
13.501 - 14.000	123	19,583,476.82	22.13	37.98	7.795	591	79.27	360	360	0
14.001 - 14.500	69	9,818,690.71	11.10	42.89	8.290	573	81.97	360	360	0
14.501 - 15.000	68	8,606,510.04	9.73	36.66	8.797	566	77.97	360	360	0
15.001 - 15.500	47	5,851,897.44	6.61	40.58	9.226	551	80.86	360	360	0
15.501 - 16.000	28	3,134,139.59	3.54	38.75	9.755	547	77.91	360	360	0
16.001 - 16.500	16	1,401,780.88	1.58	41.05	10.259	545	78.43	352	351	0
16.501 - 17.000	16	1,706,638.00	1.93	33.98	10.801	556	69.41	360	360	0
17.001 - 17.500	5	340,350.00	0.38	34.43	11.142	537	68.29	360	360	0
17.501 - 18.000	3	256,400.00	0.29	32.18	11.921	532	62.48	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.82%**	**586**	**79.05%**	**360**	**360**	**0**



Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	6	$1,707,850.00	1.93%	36.30%	5.360%	600	70.34%	360	360	0
5.501 - 6.000	9	1,872,940.00	2.12	0.00	5.810	631	75.49	360	360	0
6.001 - 6.500	31	7,213,898.00	8.15	40.28	6.364	626	79.16	360	360	0
6.501 - 7.000	59	11,400,079.76	12.88	40.63	6.820	612	79.02	360	360	0
7.001 - 7.500	86	15,582,963.55	17.61	39.16	7.343	584	80.06	360	360	0
7.501 - 8.000	123	19,583,476.82	22.13	37.98	7.795	591	79.27	360	360	0
8.001 - 8.500	69	9,818,690.71	11.10	42.89	8.290	573	81.97	360	360	0
8.501 - 9.000	68	8,606,510.04	9.73	36.66	8.797	566	77.97	360	360	0
9.001 - 9.500	47	5,851,897.44	6.61	40.58	9.226	551	80.86	360	360	0
9.501 - 10.000	28	3,134,139.59	3.54	38.75	9.755	547	77.91	360	360	0
10.001 - 10.500	16	1,401,780.88	1.58	41.05	10.259	545	78.43	352	351	0
10.501 - 11.000	16	1,706,638.00	1.93	33.98	10.801	556	69.41	360	360	0
11.001 - 11.500	5	340,350.00	0.38	34.43	11.142	537	68.29	360	360	0
11.501 - 12.000	3	256,400.00	0.29	32.18	11.921	532	62.48	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.822%**	**586**	**79.05%**	**360**	**360**	**0**

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
December 1, 2003	1	$82,600.00	0.09%	0.00%	7.650%	527	70.00%	360	360	0
November 1, 2004	1	58,328.45	0.07	0.00	10.375	707	90.00	360	353	7
March 1, 2005	4	515,646.45	0.58	0.00	8.478	534	72.10	360	357	3
April 1, 2005	1	161,221.12	0.18	0.00	6.750	651	95.00	360	358	2
May 1, 2005	21	4,891,558.73	5.53	37.93	8.062	596	80.59	360	359	1
June 1, 2005	451	71,195,362.00	80.47	39.35	7.863	586	79.19	360	360	0
July 1, 2005	26	3,870,105.00	4.37	0.00	7.516	580	73.43	360	360	0
April 1, 2006	1	178,869.27	0.20	30.66	8.775	525	65.00	360	358	2
May 1, 2006	1	185,248.77	0.21	44.22	7.025	601	90.00	360	359	1
June 1, 2006	45	6,108,605.00	6.90	39.21	7.269	593	79.45	360	360	0
July 1, 2006	3	283,250.00	0.32	0.00	7.483	620	80.74	360	360	0
June 1, 2018	11	946,820.00	1.07	37.69	8.082	594	81.85	360	360	0
Total:	**566**	**$88,477,614.79**	**100.00%**	**39.27%**	**7.822%**	**586**	**79.05%**	**360**	**360**	**0**


OPTION ONE

BOND SUMMARY (to Maturity)

Class A-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.03	5.50	4.01	**3.12**	2.54	2.14	1.79
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	7/25/2033	7/25/2029	3/25/2024	**5/25/2019**	1/25/2016	1/25/2014	3/25/2012
Payment Windows (mos.)	360	312	248	**190**	150	126	104

Class A-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.03	5.48	4.00	**3.11**	2.53	2.13	1.78
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	7/25/2033	7/25/2029	2/25/2024	**4/25/2019**	12/25/2015	12/25/2013	2/25/2012
Payment Windows (mos.)	360	312	247	**189**	149	125	103

Class A-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.03	5.50	4.01	**3.12**	2.54	2.14	1.79
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	7/25/2033	7/25/2029	3/25/2024	**5/25/2019**	1/25/2016	1/25/2014	3/25/2012
Payment Windows (mos.)	360	312	248	**190**	150	126	104

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.45	9.74	6.96	**5.33**	4.52	4.21	4.31
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**9/25/2006**	10/25/2006	12/25/2006	3/25/2007
Last Principal Payment Date	5/25/2033	5/25/2025	10/25/2019	**10/25/2015**	3/25/2013	7/25/2011	3/25/2010
Payment Windows (mos.)	95	207	156	**110**	78	56	37

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.44	9.62	6.86	**5.25**	4.39	3.98	3.80
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	9/25/2006	10/25/2006	11/25/2006
Last Principal Payment Date	4/25/2033	6/25/2023	2/25/2018	**6/25/2014**	2/25/2012	9/25/2010	6/25/2009
Payment Windows (mos.)	94	184	136	**95**	66	48	32

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.43	9.46	6.73	**5.15**	4.30	3.85	3.61
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	9/25/2006	9/25/2006	10/25/2006
Last Principal Payment Date	1/25/2033	10/25/2020	12/25/2015	**10/25/2012**	11/25/2010	8/25/2009	8/25/2008
Payment Windows (mos.)	91	152	110	**75**	51	36	23



Class M-4 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.40	9.32	6.62	**5.06**	4.21	3.77	3.52
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	9/25/2006	9/25/2006
Last Principal Payment Date	12/25/2032	10/25/2019	3/25/2015	**3/25/2012**	5/25/2010	3/25/2009	4/25/2008
Payment Windows (mos.)	90	140	101	**68**	46	31	20

Class M-5 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.35	9.04	6.41	**4.91**	4.09	3.66	3.40
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	8/25/2006	9/25/2006
Last Principal Payment Date	8/25/2032	2/25/2018	12/25/2013	**4/25/2011**	9/25/2009	8/25/2008	10/25/2007
Payment Windows (mos.)	86	120	86	**57**	38	25	14

Class M-6 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.13	8.41	5.96	**4.57**	3.83	3.43	3.20
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	8/25/2006	8/25/2006
Last Principal Payment Date	3/25/2032	4/25/2016	7/25/2012	**4/25/2010**	11/25/2008	1/25/2008	4/25/2007
Payment Windows (mos.)	81	98	69	**45**	28	18	9



BOND SUMMARY (to Call)

Class A-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.98	5.13	3.73	**2.90**	2.37	2.00	1.69
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	346	159	113	**84**	67	56	47

Class A-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.98	5.12	3.72	**2.89**	2.36	2.00	1.69
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	346	159	113	**84**	67	56	47

Class A-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.98	5.13	3.73	**2.90**	2.37	2.00	1.69
First Principal Payment Date	8/25/2003	8/25/2003	8/25/2003	**8/25/2003**	8/25/2003	8/25/2003	8/25/2003
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	346	159	113	**84**	67	56	47

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.33	8.96	6.36	**4.87**	4.17	3.92	3.89
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**9/25/2006**	10/25/2006	12/25/2006	3/25/2007
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	83	104	74	**47**	29	16	4

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.33	8.96	6.36	**4.86**	4.10	3.74	3.61
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	9/25/2006	10/25/2006	11/25/2006
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	83	104	74	**48**	30	18	8

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.33	8.96	6.36	**4.86**	4.08	3.68	3.47
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	9/25/2006	9/25/2006	10/25/2006
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	83	104	74	**48**	30	19	9


OPTION
ONE

Class M-4 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.33	8.96	6.36	**4.86**	4.06	3.65	3.42
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	9/25/2006	9/25/2006
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	83	104	74	**48**	31	19	10

Class M-5 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.33	8.94	6.35	**4.85**	4.05	3.63	3.37
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	8/25/2006	9/25/2006
Last Principal Payment Date	5/25/2032	10/25/2016	12/25/2012	**7/25/2010**	2/25/2009	3/25/2008	6/25/2007
Payment Windows (mos.)	83	104	74	**48**	31	20	10

Class M-6 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.13	8.41	5.96	**4.57**	3.83	3.43	3.20
First Principal Payment Date	7/25/2025	3/25/2008	11/25/2006	**8/25/2006**	8/25/2006	8/25/2006	8/25/2006
Last Principal Payment Date	3/25/2032	4/25/2016	7/25/2012	**4/25/2010**	11/25/2008	1/25/2008	4/25/2007
Payment Windows (mos.)	81	98	69	**45**	28	18	9



Net WAC Rate related to the Offered Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	8/25/2003	6.18	6.18	9.53	44	3/25/2007	6.90	10.63	10.63
2	9/25/2003	6.58	6.58	9.54	45	4/25/2007	6.23	9.58	9.58
3	10/25/2003	6.80	6.80	9.54	46	5/25/2007	6.43	9.88	9.88
4	11/25/2003	6.58	6.58	9.54	47	6/25/2007	6.23	9.54	9.54
5	12/25/2003	6.80	6.80	9.54	48	7/25/2007	6.43	9.84	9.84
6	1/25/2004	6.58	6.58	9.54	49	8/25/2007	6.08	9.40	9.40
7	2/25/2004	6.58	6.58	9.54	50	9/25/2007	6.08	9.39	9.39
8	3/25/2004	7.04	7.04	9.54	51	10/25/2007	6.28	9.68	9.68
9	4/25/2004	6.58	6.58	9.54	52	11/25/2007	6.08	9.35	9.35
10	5/25/2004	6.80	6.80	9.54	53	12/25/2007	6.28	9.65	9.65
11	6/25/2004	6.49	6.49	9.53	54	1/25/2008	6.08	9.32	9.32
12	7/25/2004	6.70	6.70	9.53	55	2/25/2008	6.08	9.33	9.33
13	8/25/2004	6.49	6.49	9.53	56	3/25/2008	6.49	9.97	9.97
14	9/25/2004	6.49	6.49	9.53	57	4/25/2008	6.07	9.31	9.31
15	10/25/2004	6.70	6.70	9.53	58	5/25/2008	6.28	9.60	9.60
16	11/25/2004	6.49	6.49	9.52	59	6/25/2008	6.07	9.27	9.27
17	12/25/2004	6.70	6.70	9.53	60	7/25/2008	6.27	9.56	9.56
18	1/25/2005	6.49	6.49	9.52	61	8/25/2008	6.07	9.23	9.23
19	2/25/2005	6.49	6.49	9.52	62	9/25/2008	6.07	9.21	9.21
20	3/25/2005	7.18	7.18	9.53	63	10/25/2008	6.27	9.50	9.50
21	4/25/2005	6.49	6.49	9.52	64	11/25/2008	6.07	9.17	9.17
22	5/25/2005	6.70	6.70	9.52	65	12/25/2008	6.27	9.46	9.46
23	6/25/2005	6.48	6.49	9.51	66	1/25/2009	6.07	9.13	9.13
24	7/25/2005	6.70	6.70	9.52	67	2/25/2009	6.07	9.11	9.11
25	8/25/2005	6.48	7.77	9.54	68	3/25/2009	6.72	10.07	10.07
26	9/25/2005	6.48	8.21	9.55	69	4/25/2009	6.07	9.07	9.07
27	10/25/2005	6.70	8.48	9.55	70	5/25/2009	6.27	9.36	9.36
28	11/25/2005	6.48	8.19	9.55	71	6/25/2009	6.06	9.04	9.04
29	12/25/2005	6.70	8.46	9.55	72	7/25/2009	6.27	9.32	9.32
30	1/25/2006	6.48	8.18	9.54	73	8/25/2009	6.06	9.00	9.00
31	2/25/2006	6.24	8.35	9.54	74	9/25/2009	6.06	8.98	8.98
32	3/25/2006	6.90	9.39	9.56	75	10/25/2009	6.26	9.26	9.26
33	4/25/2006	6.24	8.47	9.54	76	11/25/2009	6.06	8.94	8.94
34	5/25/2006	6.44	8.74	9.55	77	12/25/2009	6.26	9.22	9.22
35	6/25/2006	6.23	8.45	9.54	78	1/25/2010	6.06	8.90	8.90
36	7/25/2006	6.44	8.72	9.54	79	2/25/2010	6.06	8.88	8.88
37	8/25/2006	6.23	8.94	9.56	80	3/25/2010	6.71	9.81	9.81
38	9/25/2006	6.23	9.11	9.56	81	4/25/2010	6.06	8.84	8.84
39	10/25/2006	6.44	9.40	9.56	82	5/25/2010	6.26	9.12	9.12
40	11/25/2006	6.23	9.08	9.56	83	6/25/2010	6.06	8.80	8.80
41	12/25/2006	6.44	9.37	9.56	84	7/25/2010	6.26	9.08	9.08
42	1/25/2007	6.23	9.05	9.56	85	8/25/2010	n/a	8.77	8.77
43	2/25/2007	6.23	9.47	9.56					

(1) Assumes the 6-month LIBOR remains constant at 1.1194% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).